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                                                                  July 10, 2001
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Nexsan Corporation
                  Form SB-2
                  File No. 333-58182


Ladies and Gentlemen:

         This correspondence constitutes Nexsan Corporation's (the "Registrant") application to withdraw its entire pre-effective registration statement on Form SB-2 (the "Registration Statement") pursuant to the provisions of Rule 477 of the Rules and Regulations promulgated under the Securities Act of 1933.

         Please be advised that the Registrant has not sold any securities in this offering or otherwise pursuant to the Registration Statement.

         The basis upon which the Registrant makes its application for withdrawal of the Registration Statement is its requirement for current financing which it believes it will not be able to obtain during such time as selling shareholders may sell shares of the Registrant's common stock pursuant to an effective registration statement covering those shares, such as the Registration Statement being withdrawn hereby.

         Please contact the undersigned at (818) 715-9111 or our special securities counsel, William P. Ruffa, Esq., at (212) 355-0606, with any questions regarding this correspondence.

         The Registrant has duly caused this withdrawal letter to be signed on its behalf by the undersigned thereunto duly authorized.


                                             NEXSAN CORPORATION

                                             By: /s/ Martin Boddy
                                             ------------------------
                                             Martin Boddy, President